Exhibit 21

FIRST CAPITAL, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation

First Harrison Investments, Inc.	Nevada

First Harrison Holdings, Inc.	Nevada

First Harrison, LLC	Nevada

First Harrison REIT, Inc.	Maryland

FHB Risk Mitigation Services, Inc.	Nevada